SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

First South Bancorp, Inc.

(Name of Issuer)

First South Bancorp, Inc.

Harold E. Fleming, M.D.	Chandrakant V. Shanbhag
Joel C. Griffen	V. Lewis Shuler
Roger A.F. Habisreutinger	Barry L. Slider
Herman E. Ratchford	David G. White

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

33646D102

(CUSIP Number of Class of Securities)

Barry L. Slider

President and Chief Executive Officer

First South Bancorp, Inc.

1450 Reidville Road

Spartanburg, South Carolina 29306

(864) 595-0455

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Lyn G. Schroeder, Esq.

Powell Goldstein LLP

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street NW

Atlanta, Georgia 30309

(404) 572-6904

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,466,938.80	$57.66**

* For purposes of calculating the fee only. This amount assumes 78,404 shares of common stock of the subject company will be exchanged for 78,404 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2008, which was $18.71 per share. The amount of the filing fee equals the aggregate transaction value multiplied by 0.00003930.

** Paid with the initial filing of this Schedule 13e-3 on September 10, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

AMENDMENT NO.2 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No.2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”), as amended, is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of First South Bancorp, Inc. (“First South” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 750 shares into the Company’s Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement, as amended, filed by the Company concurrently with this Schedule. The Proxy Statement, as amended, is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The amended Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST SOUTH AND ITS AFFILIATES —Market for Common Stock and Dividends and —Recent Affiliate Transactions in First South Stock,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS —Number of Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o First South Bancorp, Inc., 1450 Reidville Road, Spartanburg, South Carolina 29306, telephone (864) 595-0455. Each filing person is a citizen of the United States and, except for V. Lewis Shuler, is a director of the Company. Barry L. Slider is also the President and Chief Executive Officer of the Company, and V. Lewis Shuler is its Chief Financial Officer. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST SOUTH AND ITS AFFILIATES —Directors and Executive Officers.” No filing person has been (i) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (other than matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws during the past five years.

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS —Requirements for Shareholder Approval, SPECIAL FACTORS —Purpose of the Reclassification, —Reasons for the Reclassification, —Recommendation of the Board of Directors; Fairness of the Reclassification, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders and —Effects of the Reclassification on Shareholders Generally, —Federal Income Tax Consequences of the Reclassification” and “DISSENTERS’ RIGHTS.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered, —Recommendation of the Board of Directors; Fairness of the Reclassification,” and “INFORMATION ABOUT FIRST SOUTH AND ITS AFFILIATES —Recent Affiliate Transactions in First South Stock” and “ —Related Party Transactions.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving First South or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of First South or any subsidiary;

(3)	any material change in First South’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in First South’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in First South’s corporate structure or business;

(6)	any class of First South’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the First South common stock under the Exchange Act, any class of First South’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of First South’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reclassification, —Alternatives Considered, —Reasons for the Reclassification, —Pro Forma Effect of the Reclassification, —Effects of the Reclassification on First South , —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders, —Effects of the Reclassification on Shareholders Generally, —Federal Income Tax Consequences of the Reclassification and —Determination of Fairness by First South Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification and —Determination of Fairness by First South Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Effects of the Reclassification on First South —Negative Effects —Financial Effects of the Reclassification.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST SOUTH AND ITS AFFILIATES —Stock Ownership by Affiliates and —Recent Affiliate Transactions in First South Stock.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to Appendices D and E thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS —Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Terms of Series A Preferred Stock

Appendix B	South Carolina Dissenters’ Rights Statute

Appendix C	Articles of Amendment to the Articles of Incorporation

Appendix D	Financial Statements and Management’s Discussion and Analysis for the Six Months Ended June 30, 2008

Appendix E	Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2007

(Incorporated by reference to the preliminary proxy statement, as amended, relating to this transaction filed under cover of Amendment No.2 to Schedule 14A; File No. 000-28037)

2.	Consent of Cherry, Bekaert & Holland, L.L.P.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2008

FIRST SOUTH BANCORP, INC.

By:	/s/ Barry L. Slider
Barry L. Slider
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Harold E. Fleming, M.D.
Harold E. Fleming, M.D.

/s/ Joel C. Griffen
Joel C. Griffen

/s/ Roger A.F. Habisreutinger
Roger A.F. Habisreutinger

/s/ Herman E. Ratchford
Herman E. Ratchford

/s/ Chandrakant V. Shanbhag
Chandrakant V. Shanbhag

/s/ V. Lewis Shuler
V. Lewis Shuler

/s/ Barry L. Slider
Barry L. Slider

/s/ David G. White
David G. White

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Terms of Series A Preferred Stock

Appendix B	South Carolina Dissenters’ Rights Statute

Appendix C	Articles of Amendment to the Articles of Incorporation

Appendix D	Financial Statements and Management’s Discussion and Analysis for the Six Months Ended June 30, 2008

Appendix E	Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2007

(Incorporated by reference to the preliminary proxy statement, as amended, relating to this transaction filed under cover of Amendment No.2 to Schedule 14A; File No. 000-28037)

2.	Consent of Cherry, Bekaert & Holland, L.L.P.